Orbital announced today that they have granted UCAL Fuel Systems
Ltd the right to manufacture and supply components of Orbitals
OCP Direct Injection fuel system to the 2 stroke motorcycle market in India, through a Technical Cooperation Agreement (TCA).

All technology transfer arrangements require the approval of the Indian Government and it is anticipated that this approval will be completed within 60 days. On approval, this agreement provides Orbital with revenues generated from the transfer of intellectual property and the provision of engineering services for on going technical support.

UCAL, based in Chennai, is a leading manufacturer of carburettors and fuel injection system components for the Indian motorcycle and automotive markets. India produced over 4.2 million motorcycles in 2002, and approximately 45 per cent of these used traditional carburetted 2 stroke engines. The Indian market is increasingly emissions conscious, with stringent emissions standards commencing in 2005 and strengthening in 2008/09. OCPTM Direct Injection is a cost effective, viable solution enabling 2-stroke motorcycles to meet these new emissions requirements. The Orbital solution also provides significant improvements in fuel economy in an expensive gasoline market, greatly enhancing the acceptability of the product. The
TCA fully equips UCAL to supply local motorcycle manufacturers with locally produced product.

UCAL will provide Orbitals Indian motorcycle customers the same system that is currently achieving wide acceptance in the European scooter market where 3 manufacturers produce
6 models incorporating the technology.

Synerject, Orbitals manufacturing joint venture with Siemens
VDO Automotive Corporation, will supply specific components, such as the air injector, to UCAL however UCALs low cost manufacturing base will allow a cost effective supply of Orbital technology into this very important and rapidly growing market.

'All 2 stroke engines produced in India from 2005 onwards will need to incorporate technologies like OCPTM Direct Injection and our access to Orbitals technology will have a significant impact on our future business in this sector' said Mr Jayakar Krishnamurthy, UCALs Managing Director. 'We look forward to working closely with Orbital on this project and exploring further opportunities that may be of mutual benefit in the future.'

'This agreement is an important initial step for the adoption of Orbital technology by domestic Asian motorcycle manufacturers,' said Orbitals Chief Executive Officer, Mr Peter Cook. 'India is a very large, rapidly growing, and receptive motorcycle market for our technology and 2-stroke engines play an important role in this price competitive environment.'

ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668